UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, C8
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 15, 2021, Calliditas Therapeutics AB (the “Company” or the “Borrower”) entered into an agreement for the provision of loan facilities (the “Loan Agreement”) with Calliditas Therapeutics US Inc. and Calliditas NA Enterprises Inc. (together, the “Guarantors”), and Kreos Capital VI (UK) Limited and Kreos Capital 2020 Opportunity (UK) Limited (together, the “Lenders”). Under the Loan Agreement, the Lenders agreed to make available to the Borrower certain term loans in an aggregate principal amount of up to $75.0 million. The loan facility is divided into three tranches of $25 million each. Drawdown of the first $25 million tranche can be made until December 31, 2021 and will be available after the satisfaction of customary closing conditions. Drawdown of the second tranche of $25 million can be made until June 30, 2022 and will be available subject to accelerated approval of Nefecon by the U.S. Food and Drug Administration (the “FDA”). Drawdown of the third and final $25 million tranche can be made until December 31, 2022 and will be available subject to certain revenue milestones and coverage metrics.

The Loan Agreement provides for interest only payments through December 2024 should certain milestones be achieved. The loan is due in January 2025, but is prepayable in full, including the final payment and certain fees, at any time at the Company’s option. The senior, secured loan initially bears an interest at a rate of 9.00%, which may be reduced to 7.95% upon reaching certain milestones. The loan is secured by the Company’s owned intellectual property in the U.S. The Company will pay a customary fee to the Lenders for the establishment of the loan and a success fee upon termination of the loan. The loan agreement does not contain any financial covenants.

A copy of the Loan Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the press release announcing the Loan Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-257851).

EXHIBIT INDEX

Exhibit	Description
10.1*	Agreement for the Provision of Loan Facilities dated as of July 15, 2021, by and between the Company and the parties named therein
10.2*	Intellectual Property Security Agreement dated as of July 15, 2021, by and between the Company and the parties named therein
99.1	Company announcement dated July 15, 2021

* Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined they are both not material and are the type that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: July 19, 2021	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer